Exhibit 99.1

No. 29/08

IAMGOLD ANNOUNCES ACQUISITION OF DOYON ROYALTY
Transaction Eliminates Doyon Mine Royalty Resulting in
Immediate Cash Cost Reduction

Toronto, Ontario, July 23, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company has acquired the participation royalty on the Doyon/Westwood property, located in the Abitibi region in Northern Quebec, from Barrick Gold Corporation for US$13MM in cash. The transaction eliminates the royalty obligation on the Doyon mine, which is 24.75% of the gold price above $375/oz, and based on current gold prices results in an immediate reduction in cash costs at Doyon of $140/oz. For the Doyon Division, which includes the Doyon and Mouska mines, the reduction in cash costs for the remainder of the year at current gold prices is estimated at $80/oz.

The participation royalty also extended to the Westwood development project, located two kilometres from the Doyon mine.  The acquisition allows for future production from Westwood to be free from royalty obligations.

"The acquisition of the participation royalty on Doyon is consistent with our strategy to significantly reduce our cash costs and we continue to aggressively explore other opportunities to increase operational efficiencies throughout the organization," said Joseph Conway, President & CEO.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416 360 4712 Toll-free: 1 888 IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.